

January 16, 2014

VIA EMAIL AND MAIL
United States Securities and Exchange Commission
Division of Corporation Finance
Office of Information Technology, Filer Support
100 F Street, N.E.
Washington, D.C. 20549
Attention: Mr. Larry Spirgel
Mr. Gregory Dundas

Re: Strategic Global Investments, Inc.
Offering Statement on Form 1-A
Filed November 5, 2013
File No. 024-10371

Acceleration Request

Requested Date:	January 17, 2014
Requested Time:	12:00PM Eastern Time

Gentlemen:

Strategic Global Investments, Inc. (the "***Company***") hereby requests that the Securities and Exchange Commission (the "***Commission***") take appropriate action to declare the above-captioned Offering Statement on Form 1-A qualified at the "Requested Date" and "Requested Time" set forth above or as soon thereafter as practicable.

The Company hereby authorizes Warren J. Archer, who is an attorney with the Company's outside legal counsel, Morella & Associates, to orally modify or withdraw this request for acceleration.

The Company hereby acknowledges that:

- should the Commission or the staff of the Commission, acting pursuant to delegated authority, declare the filing qualified, it does not foreclose the Commission from taking any action with respect to the filing;

8451 Miralani Drive Suite D
San Diego, CA 92126
Ph: (858) 384-9628 Fax: (866) 850-5340
www.StrategicGlobalInvestments.com



- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing qualified, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the Company may not assert the staff comments and the declaration of qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company requests that it be notified of such qualification by a telephone call to Warren Archer at (412) 369-9696 or email to him at: wjarcher@morellalaw.com.

Very truly yours,

STRATEGIC GLOBAL INVESTMENTS, INC.

By: _Andrew T Fellner_

Andrew T. Fellner
President and Chief Executive Officer

8451 Miralani Drive Suite D
San Diego, CA 92126
Ph: (858) 384-9628 Fax: (866) 850-5340
www.StrategicGlobalInvestments.com